Mail Stop 3561

September 12, 2008

Jerry E. Thompson
President and Chief Executive Officer
Texas Eastern Products Pipeline Company, LLC
General Partner
TEPPCO Partners, L.P.
1100 Louisiana Street, Suite 1600
Houston, TX 77002

> **Re:** **TEPPCO Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-10403**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by furnishing us your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Selected Financial Data, page 51

1. We note that your presentation of cash flow data on page 52 presents net cash provided by operating activities. If you choose to present this measure in the future, please also disclose net cash flows from investing activities and net cash

flows from financing activities. Refer to Financial Reporting Codification (FRC) Section 202.03.

Components of Executive Officer Compensation and Compensation Decisions, page 95

2. We note that in setting compensation you "consider market data…" Please fully disclose the specific items considered in determining compensation. In this regard, it appears that you may engage in benchmarking in setting compensation. Please advise or revise to identify the benchmark and its components, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Review and Approval of Transactions with Related Parties, page 115

3. Your discussion provides a multitude of detail concerning your procedures for processing related party transactions. Please revise to include a succinct discussion of how you review and approve related party transactions. In this regard, please address how you determine what constitutes a related party transaction, including your monetary thresholds, who sits on the ACG Committee and if you make any exceptions to your policies and procedures.

Financial Statements of TEPPCO Partners, L.P. for the Year Ended December 31, 2007

Note 1. Partnership Organization, page F-9

4. We note your disclosures concerning your Partnership Agreement and your general partner's incentive distribution rights ("IDRs"), both here and in Note 13. To help us better understand these matters, please respond to the following comments:

- Based on a review of your Fourth Amended and Restated Agreement of Limited Partnership, filed as an exhibit to your Form 8-K filed on December 13, 2006, it appears that your IDRs are embedded in the general partner interest such that they cannot be detached and transferred apart from the general partner's overall interest. Please confirm our understanding, or explain this matter to us in more detail.

- It appears that you classify distributions related to the general partner's IDRs as equity transactions. Please explain why you believe equity classification is appropriate, including explaining the purpose for which you provide cash distributions to your general partner beyond the general partner's ownership interest. Also tell us what consideration, if any, was given to recording IDRs as compensation to the general partner. In this regard, we assume that the services provided by your general partner and other affiliated companies in conducting and directing your activities are billed to you at cost, and it appears that IDRs could be a method for providing your general partner with compensation in return for providing these services to you.
- We note that when you amended your Partnership Agreement in December 2006, you issued 14,091,275 limited partner units to your general partner in consideration for a reduction in the top tier of the general partner's IDRs from 50% to 25%. Citing applicable accounting guidance, please tell us how you accounted for the issuance of these LP units, and tell us what consideration, if any, was given to recording all or a portion of the additional LP units as expense. In particular, it appears that your general partner will receive increased distributions due to the additional LP units in periods where the incentive distribution targets are not met. Finally, please provide us with the journal entries you recorded, if any, related to this unit distribution and discuss the reasons supporting each entry.

Note 4. Accounting For Unit-based Awards, page F-22

5. We note your disclosures concerning EPCO's 2006 LTIP on page F-24. We also note your disclosure on page F-69 that when the 2006 LTIP unit options are exercised, you will reimburse EPCO in the form of a special cash distribution for the difference between the strike price paid by the employee and the actual purchase price paid for the units awarded to the employee. Please explain to us in more detail what will happen when the unit options are exercised, including who will pay and who will receive the "actual purchase price" for these units and why you need to reimburse EPCO for the difference between the actual purchase price and the strike price. Also explain to us in more detail the accounting guidance that you are relying upon in accounting for these unit options, both now and upon exercise. Please consider clarifying this matter to your readers.

6. You disclose on page F-24 that the Audit, Conflicts and Governance Committee of the board of directors of your general partner is authorized to make adjustments to the terms and conditions of, and the criteria included in awards under the 2006 LTIP in specified circumstances. Please tell us further details about the Committee's capacity to make adjustments and what those adjustments typically entail. Considering the Committee has the ability to modify awards, please explain how you applied SFAS 123(R) in determining the grant date of awards subject to modification. If the grant date is established upon issuance of the awards, explain how you account for Committee modifications. Alternatively, if

you believe the grant date is established upon ultimate Committee approval, please tell us why you believe the original issuance date is not the grant date and explain how you determine the service-inception date. Please also tell us the percentage of awards which have been adjusted on a historical basis, the typical impact of those adjustments on compensation expense, and the probability that the Committee will make similar adjustments going forward.

Note 5. Employee Benefit Plans, page F-26

7. We note your discussion of the 401(k) plan maintained by EPCO on page F-29. Please disclose your costs for this defined contribution plan for each year presented in your income statement, or tell us why you do not believe such disclosures are necessary.

Note 14. Business Segments, page F-52

8. We note your statement that amounts categorized as "Partnership and Other" relate primarily to intersegment eliminations and assets that you hold that have not been allocated to any of your reportable segments. Please expand your disclosure to briefly explain the types of income, expenses and assets that are not allocated by management to your reportable segments, as we believe this additional information will assist your readers in better understanding your segment presentation. Also tell us, and consider disclosing, why your unallocated operating income appears to be eliminated when you record equity earnings and why your unallocated assets appear to be contra-assets.

Note 15. Related Party Transactions, page F-56

9. We note that all of your management, administrative and operating functions are performed by employees of EPCO or other service providers and that transactions and agreements with EPCO or its affiliates are often not on an arm's length basis. Since you acknowledge certain transactions with EPCO and its affiliates are not at arms length, please disclose your estimates of what the related expenses would have been on a stand alone basis, or tell us why such disclosure is not practicable. Please provide this disclosure for each year for which a statement of income was required when such basis produced materially different results. See Question 2 of SAB Topic 1B.

Note 16. Earnings per Unit, page F-61

10. Please explain to us why the same number of time-vested restricted units is included in your basic and diluted EPU calculations. Your response should clarify whether the nonvested units vest solely on continued employment or whether they are subject to a performance contingency. Refer to paragraph 20 of SFAS 128.

Note 17. Commitments and Contingencies, page F-63

11. We note your discussion of FERC regulation on page F-65 and on page 24 and have the following comments:

- Please tell us whether you apply SFAS 71 for the portion of your business that is regulated.
- Please tell us whether the accounting for any of your property, plant and equipment and the related depreciation is based on FERC regulations.
- Based on your response to the above bullet points, please tell us how you determined additional footnote disclosures were not needed to address the impact of regulatory accounting on your financial statements.

Financial Statements of Jonah Gas Gathering Company for the Year Ended December 31, 2007

Independent Auditors' Report, page 1

12. We note that the audit reports of Jonah Gas Gathering Company and LDH Energy Mont Belvieu L.P. indicate that the audits were conducted in accordance with generally accepted auditing standards as established by the Auditing Standards Board ("ASB") and in accordance with the auditing standards of the Public Company Accounting Oversight Board ("PCAOB"). Please tell us why your auditors' reference generally accepted auditing standards of the ASB and how this reference complies with the auditing standards of the PCAOB.

General

13. We note that you consolidated Jonah prior to August 1, 2006. Please explain to us why you provided Rule 3-09 financial statements for the entire year ended December 31, 2006 rather than from the period that Jonah was first reported on the equity method through the end of the year. Refer to Rule 3-09 and Section VII.C. of the minutes from the AICPA SEC Regulations Committee's June 14, 2005 meeting. Your response should also explain whether you previously consulted the SEC regarding this matter.

Exhibit 31.1 and 31.2

14. Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In future filings please include in paragraph 4(d) the parenthetical language "(the registrant's fourth fiscal quarter in the case of an annual report)."

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume, Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director